CANCELLATION AGREEMENT

THIS AGREEMENT is made and entered into this 23rdday of August, 2005, to be effective as of December 31, 2004 (the “Effective Date”), by and between Mid-Am Systems, Inc., a Delaware corporation, (“Mid-Am”), Connelly Investments Limited, a British Virgin Islands corporation (“Connelly”) and Song Bohai, Hu Weiming, Wang Jingsong and Fairwood Capital Inc. (collectively referred to as the “Shareholders”).

RECITALS

The parties executed an Agreement for Share Exchange dated December 31, 2004, pursuant to which Mid-Am agreed to acquire 1,000 shares of Connelly from the Shareholders, representing all of Connelly’s issued and outstanding stock, in exchange for the issuance of 8,870,040 shares of Mid-Am common stock.

The parties completed the exchange of shares pursuant to the Agreement for Share Exchange on December 31, 2004.

In conjunction with closing under the Agreement for Share Exchange, the officers and directors of Mid-Am resigned and appointed new officers and directors designated by Connelly.

The parties have determined that it would be in their mutual best interests to rescind the share exchange transaction effective retroactively to December 31, 2004.

NOW THEREFORE, in consideration of the foregoing, and in consideration of the mutual covenants and promises hereinafter set forth, it is agreed as follows:

1.

Cancellation of Share Exchange.  The share exchange transaction between the parties, completed pursuant to and in accordance with the terms of an Agreement for Share Exchange, dated December 31, 2004, is hereby rescinded and cancelled as of the Effective Date.

2.

Transfer or Reconveyance of Shares.  By execution of this Agreement, Mid-Am hereby agrees to convey and transfer to the Shareholders 1,000 shares of stock of Connelly currently held by Mid-Am, in exchange for the transfer and conveyance to Mid-Am of a total 8,870,040 shares of Mid-Am currently held by the Shareholders.  The transfer and conveyance of shares between the parties shall be made in accordance with the following schedule:

Name	Number of Shares of Connelly	Number of Shares of Mid-Am

Song Bohai	730	6,475,129

Hu Weiming	100	887,004

Wang Jingsong	50	443,502

Fairwood Capital, Inc.	120	1,064,405

TOTAL	1,000	8,870,040

3.

Cancellation of Mid-Am Shares.  Upon conveyance to Mid-Am of a total of 8,870,040 of its shares in accordance with the provisions of paragraph 2 hereof, such shares shall be cancelled and returned to the status of authorized but unissued shares.  Such cancellation of shares shall be retroactive to December 31, 2004.

4.

Resignation of Officers and Directors.  The persons appointed as officers and directors of Mid-Am in conjunction with closing under the Agreement for Share Exchange shall resign as of the date of execution of this Agreement, with such resignations to be effective retroactively to December 31, 2004, and shall take such steps as may be necessary or appropriate to appoint the following persons as officers and directors of Mid-Am effective as of December 31, 2004:

Name	Position

Song Bohai	CEO, President and Director

Zhou Xiaoling	Chief Financial Officer

Wang Jingsong	Director

5.

Representations and Warranties of Connelly and the Shareholders.  By execution of this Agreement Connelly and the Shareholders represent and warrant as follows:

(i) From the date of closing under the Agreement of Share Exchange through the date of execution of this Agreement they have not incurred any liabilities or obligations (absolute, accrued, contingent or otherwise) which are required to be reflected or reserved against on Mid-Am’s financial statements.

(ii) There is no suit, action or proceeding pending, or, to their knowledge threatened against or affecting Mid-Am.

(iii) They have full power and authority to execute this agreement and to carry out their obligations hereunder.

(iv) The shares of Mid-Am to be conveyed or transferred to Mid-Am by the Shareholders in accordance with the terms of this Agreement, are free and clear of any liens, claims, options, charges or encumbrances of any nature, and each of the Shareholders has the unqualified right to sell, assign, transfer and convey such shares to Mid-Am pursuant to, and in accordance with, the terms of this Agreement.  Upon such transfer or conveyance, Mid-Am will acquire good and valid title to such shares, free and clear of all liens, claims, options, charges and encumbrances of any nature.

6.

Representations and Warranties of Mid-Am.  By execution of this Agreement Mid-Am represents and warrants as follows:

(i) From the date of closing under the Agreement of Share Exchange through the date of execution of this Agreement it has not incurred any liabilities or obligations (absolute, accrued, contingent or otherwise) which are required to be reflected or reserved against on Connelly’s financial statements.

(ii) There is no suit, action or proceeding pending, or, to their knowledge threatened against or affecting Connelly or its assets.

(iii) It has full power and authority to execute this agreement and to carry out its obligations hereunder.

(iv) The shares of Connelly to be conveyed or transferred from Mid-Am to the Shareholders in accordance with the terms of this Agreement, are free and clear of any liens, claims, options, charges or encumbrances of any nature, and Mid-Am has the unqualified right to sell, assign, transfer and convey such shares to the Shareholders pursuant to, and in accordance with, the terms of this Agreement.  Upon such transfer or conveyance, the Shareholders will acquire good and valid title to such shares, free and clear of all liens, claims, options, charges and encumbrances of any nature.

7.

Cooperation.  By execution of this Agreement, Connelly and the Shareholders agree, for themselves and for their affiliates, that following the date of execution of this Agreement they shall each make such individual filings as may be required under the rules and regulations of the U.S. Securities and Exchange Commission to report the transactions described herein, and that they shall execute such documents and take such steps as may otherwise be necessary to appropriate in order to enable Mid-Am to complete any and all required filings with the U.S. Securities and Exchange Commission, and to complete any and all other required corporate actions or corporate filings for the period from December 31, 2004, through and including the date of this Agreement.

8.

Mutual Release.  Except for their respective liabilities and obligations under the terms of this Agreement which shall remain fully enforceable, by execution of this Agreement, Mid-Am agrees, for itself and for its officers, directors, agents, employees and affiliates, to release Connelly and the Shareholders, and Connelly and the

Shareholders agree for themselves, and for their officers, directors, agents, employees and affiliates, to release Mid-Am, from any and all claims, demands, liabilities and causes of action arising out of, or in any way related to, the execution of the Agreement for Share Exchange and the closing of the share exchange transaction thereunder.

9.

Costs and Expenses.   Except to the extent otherwise specified herein, each party shall bear its own costs and expenses related to the transactions described herein.

10.

Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

11.

Facsimile Signatures and Counterparts.  For purposes of execution of this Agreement, facsimile signatures shall be deemed to be originals. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart

12.

Entire Agreement; No Third Party Beneficiaries; Rights of Ownership.  This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

IN WITNESS WHEREOF, this Agreement is executed as of August 23, 2005, to be effective as of December 31, 2004.

MID-AM SYSTEMS, INC.

CONNELLY INVESTMENTS LIMITED

By: /s/ Cosmo Palmieri

By: /s/ Peter Yau

SHAREHOLDERS:

/s/ Song Bohai

/s/ Hu Weiming

/s/ Wang Jingsong

FAIRWOOD CAPITAL, INC.

/s/ Peter Yau